                                    FORM 6-K
                                    --------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of November 2002

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F X            Form 40-F
                                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes ____             No   X
                                                ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FIRST HALF OF FISCAL YEAR ENDING MARCH 31, 2003

     On November 18, 2002, the registrant announced its financial condition and results of operations for the first half of the fiscal year ending March 31, 2003, including the financial condition and results of operation for the same period of the registrant's three wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation (the "Subsidiaries"). Attached hereto is a copy of a press release dated November 18, 2002 pertaining to the financial condition and results of operations of the registrant and the Subsidiaries, as well as forecasts for the operations of the registrant and the Subsidiaries for the remainder of the fiscal year ending March 31, 2003. The financial information included in the press release was prepared on the basis of accounting principles generally accepted in the United States.

     The earning projections by the registrant and the Subsidiaries for the fiscal year ending March 31, 2003 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant and Subsidiaries' actual results to differ materially from those set forth in the attachment.

     Such earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new businesses.

     No assurance can be given that the registrant and Subsidiaries' actual results will not vary significantly from the projected earnings.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NIPPON TELEGRAPH AND TELEPHONE
                                       CORPORATION


                                     By /s/ Arata Hayashi
                                        -----------------
                                        Name:  Arata Hayashi
                                        Title: General Manager
                                               Department IV

 Date:  November 18, 2002

Consolidated Financial Statement                               November 18, 2002
For the Six-Months Ended September 30, 2002                          [U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation
Code No.: 9432
Stock exchanges on which the Company's shares are listed: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo
Address of principal executive office: Tokyo, Japan
(URL http://www.ntt.co.jp/ir/)
Representative: Norio Wada, President
Contact: Arata Hayashi, Head of IR, Department 4/ TEL(03)5205-5581
Date of meeting of the board of directors for approval of consolidated financial statement: November 18, 2002
Adoption of U.S. GAAP: Yes

1. Consolidated Financial Results for the Six-Month Period Ended September 30, 2002 (April 1, 2002 - September 30, 2002)

  Amounts are rounded off per 1 million yen throughout this report.

(1) Consolidated Results of Operations                                (Millions of yen, except per share amounts)
----------------------------------------------------------------------------------------------------------------
                                           Operating Revenues       Operating Income      Recurring Profit
----------------------------------------------------------------------------------------------------------------
    Six months ended September 30, 2002        5,367,491  (1.7%)    823,251   143.0%      769,288     208.1%
    Six months ended September 30, 2001        5,459,924   4.2%     338,831   (49.4%)     249,725     (64.5%)
----------------------------------------------------------------------------------------------------------------
       Year ended March 31, 2002              11,027,753             61,534               (90,458)
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                                      Earnings (Loss)       Diluted Earnings
                                                Net Income (Loss)       per Share              per Share
----------------------------------------------------------------------------------------------------------------
     Six months ended September 30, 2002         33,156   ( - )       2,055.01     (yen)        -    (yen)
     Six months ended September 30, 2001       (232,071)  ( - )     (14,383.45)    (yen)        -    (yen)
----------------------------------------------------------------------------------------------------------------
        Year ended March 31, 2002              (834,672)            (51,732.00)    (yen)        -    (yen)
----------------------------------------------------------------------------------------------------------------

     Notes:    1. Equity in earnings (losses) of affiliated companies:
                                                  For the six-months ended September 30, 2002:        (309,873) million yen
                                                  For the six-months ended September 30, 2001:        (182,511) million yen
                                                  For the fiscal year ended March 31, 2002:           (668,688) million yen

               2. Weighted average number of shares outstanding (consolidated):
                                                  For the six-months ended September 30, 2002:      16,134,230 shares
                                                  For the six-months ended September 30, 2001:      16,134,581 shares
                                                  For the fiscal year ended March 31, 2002:         16,134,538 shares

               3. Change in accounting policy:    Yes (Adoption of new accounting principle)

               4. Percentages above represent changes compared to corresponding previous interim period.



(2) Consolidated Financial Position                                                  (Millions of yen, except per share amounts)
-------------------------------------------------------------------------------------------------------------------------------
                                    Total Assets        Shareholders' Equity         Equity Ratio        Shareholders' Equity
                                                                               (Ratio of Shareholders'         per Share
                                                                               Equity to Total Assets)
-------------------------------------------------------------------------------------------------------------------------------
     September 30, 2002              19,757,164               5,843,158                   29.6%           362,164.48  (yen)
     September 30, 2001              20,718,413               6,491,233                   31.3%           402,318.00  (yen)
-------------------------------------------------------------------------------------------------------------------------------
        March 31, 2002               21,424,806               5,865,052                   27.4%           363,512.80  (yen)
-------------------------------------------------------------------------------------------------------------------------------


     Note:     Number of shares outstanding at end of period (consolidated): September 30, 2002:    16,133,990 shares
                                                                             September 30, 2001:    16,134,582 shares
                                                                             March 31, 2002:        16,134,375 shares

(3) Consolidated Cash Flows                                                                                    (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                             Cash flows from        Cash flows from       Cash flows from       Cash and Cash
                                           Operating Activities  Investing Activities        Financing       Equivalents at End
                                                                                            Activities            of Period
--------------------------------------------------------------------------------------------------------------------------------
     Six-months ended September 30, 2002          603,864             (1,068,044)             341,463             1,198,317
     Six-months ended September 30, 2001          934,132             (1,404,821)             (52,110)              464,522
-------------------------------------------------------------------------------------------------------------------------------
        Year ended March 31, 2002               2,313,029             (2,375,720)             457,383             1,319,185
-------------------------------------------------------------------------------------------------------------------------------

  (4) Number of Consolidated Subsidiaries and Companies Accounted for Using the Equity Method
        The number of consolidated companies:                                                        333
        The number of unconsolidated subsidiaries accounted for using the equity method:             117
        The number of affiliated companies accounted for using the equity method:                    114

  (5) Changes of Reporting Entities
        The number of consolidated companies added:                       206
        The number of consolidated companies removed:                       1
        The number of companies on the equity method added:                16
        The number of companies on the equity method removed:             172


2. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2003 (April 1, 2002 - March 31, 2003)

                                                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                                       Income before Income       Net Income
                                              Operating Revenues             Taxes
-----------------------------------------------------------------------------------------------------------------
         Year ending March 31, 2003               10,961,000                1,269,000              205,000
-----------------------------------------------------------------------------------------------------------------

        (Reference) Expected Earnings per Share (Fiscal year ending March 31,
                    2003):  12,865.58 yen
                    Calculated taking into consideration the repurchase of treasury shares (200,000 shares) on October 8, 2002.

        Notes: 1. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 14.

               2. Starting with the current interim period (six-month period ended September 30, 2002), the consolidated interim financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). In this consolidated financial statement, the figures in the consolidated interim financial statements for the six-month period ended September 30, 2001 and in the consolidated financial statements for the year ended March 31, 2002 have been restated in accordance with U.S. GAAP.

1.  STATUS OF THE NTT CORPORATE GROUP

The principal businesses of Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group) cover regional communication services, long-distance and international communications services, mobile communications services, and data communications services.

The business results of consolidated subsidiaries and their respective positions in the NTT Group are as follows:

NTT DoCoMo, Inc. and NTT DATA Corporation, two consolidated subsidiaries, are listed on the First Section of the Tokyo Stock Exchange.

(1)  Regional Communications Businesses
     ----------------------------------

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communication business are Nippon Telegraph and Telephone East Corporation (NTT East), and Nippon Telegraph and Telephone West Corporation (NTT West), NTT Infrastructure Network Corporation, AIREC Engineering Corporation, NTT-ME Tokyo Corporation, NTT Neomeit Kansai Corporation, NTT DIRECTORY SERVICES CO., NTT BUSINESS INFORMATION SERVICE, INC., NTT Solco Corporation, NTT Hokkaido Telemart Corporation, Plala Networks Inc., NTT Service Tokyo Corporation, NTT Marketing Act Kansai Corporation, NTT TELECA CORPORATION, and other 95 companies.

(2)  Long-Distance and International Communications Businesses
     ---------------------------------------------------------

The principal elements in this business are inter-prefectural communications services, international communications services, and ancillary services pertaining to international communications services.

The consolidated subsidiaries in the long-distance and international businesses are NTT Communications Corporation, NTT USA, Inc., NTTA&T Investment, Inc., NTT America, Inc., Teletechno, Inc., Milletechno, Inc.,

NTTA&A Investment, Inc., Autoweb Communications, Inc., NTT Multimedia Communications Laboratories, Inc., NTT COMMUNICATIONS GLOBAL PROFESSIONAL SERVICES GROUP LLC, NTT AUSTRALIA PTY. LTD., NTT WORLDWIDE TELECOMMUNICATIONS CORPORATION, NTT EUROPE LTD., NTT MSC SDN. BHD., NTT SINGAPORE PTE. LTD., NTT (HONG KONG) LIMITED, NTT COM ASIA LTD., NTT Taiwan Ltd., NTT Korea Co., Ltd., NTT Comunicacoes do Brasil Participcacoes Ltda., NTT do Brasil Telecomunicacoes Ltda., NTTPC Communications Inc., NTT NaviSpace Corporation, Verio Inc., NTT WORLD ENGINEERING MARINE CORPORATION, and other 25 companies.

(3)  Mobile Communications Businesses
     --------------------------------

The principal elements in this business are mobile telephone services, PHS services, quick-cast businesses (formerly, pager services), and related ancillary services.

The consolidated subsidiaries in the mobile communications businesses are NTT DoCoMo, Inc., NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., NTT DoCoMo Kyushu, Inc., DoCoMo Service Inc., DoCoMo Engineering Inc., DoCoMo Mobile Inc., DoCoMo Support Inc., DoCoMo Systems, Inc., DoCoMo Sentsu, Inc., DoCoMo Technology, Inc., and other 21 companies.

(4)  Data Communications Businesses
     ------------------------------

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communication businesses are NTT DATA Corporation, NTT DATA System Technologies Inc., NTT DATA SYSTEM SERVICE CORPORATION, NTT DATA FINANCIAL CORPORATION, DREAM NET Corporation, NTT DATA TOKYO SMS CORPORATION, and other 31 companies.

(5)  Other Businesses
     ----------------

Nippon Telegraph and Telephone Corporation ("NTT")

Other consolidated subsidiaries of NTT are NTT FACILITIES INC., NTT URBAN DEVELOPMENT CO., NTT COMWARE CORPORATION, NTT INTERNET INC., NTT LEASING CO., LTD., NTT FINANCE JAPAN CO., LTD., NTT Electronics Corporation, NTT Software Corporation, NTT BUSINESS ASSOCIE TOKYO Co., Ltd., NTT BUSINESS ASSOCIE Corporation, NTT ADVERTISING INC, and other 89 companies.

Group organizational chart appears on the following page.


                                                 ORGANIZATIONAL CHART OF THE NTT GROUP

------------------------------------------------------------------------------------------------------------------------------------
                                                              Customer
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------    --------------------------------   -------------------------------    ---------------------------
Regional Communications            Long-Distance and International    Mobile Communications              Data Communication
Businesses                         Communications Businesses          Businesses                         Businesses
  NTT East                           NTT Communications                 NTT DoCoMo                         NTT DATA
  NTT West                           20 international companies         8 regional DoCoMo companies
-------------------------------    --------------------------------   -------------------------------    ---------------------------

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------    --------------------------------   -------------------------------    ---------------------------
Regional Communications Support    Long-Distance and International    Mobile Communications Support      Data Communications
Group                              Communications Support Group       Group                              Support Group
.. Engineering Businesses           . Internet Related Businesses        DoCoMo Service                   . System Integration
  NTT Infrastructure Network         NTTPC Communications               DoCoMo Engineering                 Services
  Corporation                        NTT NaviSpace Corporation,         DoCoMo Mobile                      NTT DATA System
  AIREC Engineering Corporation      and others                         DoCoMo Support                     Technologies
  NTT-ME Tokyo Corporation         . Others                             DoCoMo Systems                     NTT DATA System Service,
  NTT Neomeit Kansai Corporation,    Verio Inc.                         DoCoMo Sentsu                      and others
  and others                         NTT World Engineering Marine,      DoCoMo Technology,               . Network Services
.. Telephone Directory Businesses     and others                         and others                         NTT DATA Financial
  NTT Directory Services                                                                                   DreamNet, and others
  NTT Business Information                                                                               . Others
  Service, and others                                                                                      NTT DATA Tokyo SMS, and
.. Telemarketing Businesses                                                                                 others
  NTT Solco Corporation
  NTT Hokkaido Telemart, and       --------------------------------   -------------------------------    ---------------------------
  others
.. Internet Related Businesses
  Plala Networks
.. Customer Service Businesses
  NTT Service Tokyo Corporation
  NTT Marketing Act Kansai
  Corporation, and others
.. Others
  NTT Teleca, and others
----------------------------
----------------------------
Other Affiliates of Holding
Company
.. Engineering Businesses
  NTT Facilities and others
.. Real Estate Businesses
  NTT Urban Development and others
.. SI and Information Processing
  Businesses
  NTT Comware
  NTT Internet, and others
.. Financing Businesses
  NTT Leasing
  NTT Finance Japan, and others
.. Advanced Technology
  Development Businesses
  NTT Electronics
  NTT Software, and others
.. Administrative Service Businesses
  NTT Business Associe Tokyo and
  others
.. Others
  NTT Business Associe
  NTT Advertising, and others

-----------------------------------

                   -------------------------------------------
                   Nippon Telegraph and Telephone Corporation

                   -------------------------------------------

2. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy

In a business environment marked by rapid and dramatic changes in market structure, Nippon Telegraph and Telephone Corporation (NTT) and its affiliates (NTT Group or Group) are actively engaged in the reform of the Group's business structure. Specific initiatives include: (1) positive contribution to the realization of the IT Revolution through such means as active development of fiber-optic services and the development of full-fledged demand for broadband content applications; (2) promoting the international development of mobile communication businesses and IP network businesses; (3) Group-wide efforts to radically reform the cost structures of Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT
West) which face very difficult financial conditions; and (4) full utilization of the advantages of the holding company system to achieve the above objectives.

(2) Basic Principle concerning Profit Allocation

NTT believes it is critically important for it to reinforce its financial standing and to serve the best interests of its shareholders over the long run. As such, NTT has adopted as its basic principle the payment of appropriate dividends while acting to secure necessary levels of internal reserves.

Such internal reserves will be utilized to reinforce NTT's financial standing.

(3) Basic Principle and Policies concerning Reduction of Minimum Trading Lots for Shares

The reduction of minimum trading lots for shares is believed to expand the scope of investors. NTT will decide on this matter while taking into account such factors as shareholder composition, liquidity, and the cost of such measures.

3. BUSINESS RESULTS AND FINANCIAL CONDITIONS

(1) Business Results

During the six-month period ended September 30, 2002, while there were signs of a mild recovery in certain areas such as corporate earnings, the Japanese economy continued to face difficult conditions overall as the unemployment rate held at a high level and personal consumption remained weak.

Major changes are occurring in the telecommunications market environment along with the advance of broadband communications and other developments. In the broadband market, competition is expanding for ADSL services, which are the main driver of the rapid market growth. The competition over fiber optics access services, which are the mainstay of broadband services, is intensifying with the market entry of electric power companies and other new providers. The mobile communications segment has seen a slowdown in new subscriptions as the market penetration of mobile telephones reaches higher levels and providers introduce more diverse services. The market for conventional fixed-line telephone services continues to shrink along with the full-fledged introduction of VoIP services accompanying wider broadband adoption. In overseas telecommunications markets, the business environment has become extremely harsh due to the prolongation of the IT recession.

Amid these conditions, during the period under review NTT Group companies pursued the objectives of the NTT Group Three-Year Business Plan (fiscal years 2002-2004) and implemented active measures to develop broadband markets. Specific actions taken included the provision of more diverse fiber optics and wireless Internet access services, offering these services to wider subscription areas, and providing novel communications services combining voice and visual images. Additionally, a Broadband Promotion Office, which reports directly to the president, was established within NTT to efficiently and effectively foster broadband demand and coordinate among Group companies. Meanwhile, structural reform efforts were steadily implemented to enhance cost competitiveness and reinforce the Group's financial foundations, for example, by establishing new regional firms in May 2002 to handle equipment maintenance and order-receipt works for NTT East and NTT West, and by outsourcing these works to these new firms.

As a result of these activities, the NTT Group's consolidated results for the six-month period ended September 30, 2002 were as follows. Operating revenues amounted to 5,367.5 billion yen (a decrease of 1.7% versus the same period of the prior year) due to income loss recorded in fixed communications businesses by NTT East, NTT West, and NTT Communications amid intensified competition in the telecom market. Income before income taxes, however, registered a profit increase, amounting to 769.3 billion yen (an increase of 208.1% versus the same period of the prior year), thanks to cost reductions achieved through structural reforms. Net income amounted to 33.2 billion yen (loss during the same period of the prior year was 232.1 billion yen) due to loss of 309.9 billion yen registered as equity in net losses of affiliated companies in connection with the write-off of losses of overseas affiliates.

Note: From the current interim period, the consolidated financial statement has been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). The figures for the six months ended September 30, 2001 are also restated in accordance with U.S. GAAP.

During the period under review, NTT DoCoMo acquired 870,000 of its own shares in order to turn its eight regional affiliates into wholly owned subsidiaries through a share exchange system. NTT supported this effort by selling 551,000 NTT DoCoMo shares, worth 148.2 billion yen, to NTT DoCoMo, and thus the percentage of equity holdings by NTT in the total number of stocks issued by NTT DoCoMo dropped from 64.1% to 63.0%.

Additionally, in accordance with a resolution passed at NTT's 17th general shareholders meeting authorizing NTT to repurchase up to 200,000 of its own shares at a cost of up to 100 billion yen, in October 2002 NTT repurchased 200,000 of its own shares at a cost of 86.2 billion yen.

The business results of the principal member companies of the NTT Group during the six-month period ended September 30, 2002 are as follows.

[Nippon Telegraph and Telephone Corporation (Holding Company)]

During the period under review, NTT established its new NTT Group Three-Year Business Plan (fiscal years 2002-2004), and otherwise worked to strengthen its financial standing, contribute to the advance of the IT revolution, and actively manage the NTT Group. As a result, NTT received a total amount of 11 billion yen (a decrease of 7.8% versus the same period of the prior year) in payment for these efforts. NTT also conducted diverse telecommunications infrastructure research and development works, including successful efforts to process the compression and expansion required for high-quality images on a single LSI, and to verify the potential of application of artificial atom to quantum computers. Though these works, NTT earned 91.5 billion yen (a decrease of 7.1% versus the same period of the prior year) in basic research and development revenues. During the period under review, NTT also earned a total of 10.2 billion yen (a decrease of 76.8% versus the same period of the prior year) in dividend income from its Group companies.

As a result of all these efforts, NTT's operating revenues amounted to 115.8 billion yen (a decrease of 29.4% versus the same period of the prior year) and recurring profit amounted to 32.7 billion yen (a decrease of 51.2% versus the same period of the prior year). Meanwhile, NTT's interim net income amounted to
105.3 billion yen (an increase of 83.2% versus the same period of the prior year), including special profits of 147.9 billion yen from its sale of NTT DoCoMo shares.

[Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation]

During the period under review, NTT East and NTT West worked to improve management efficiency and to strengthen their competitiveness by expanding their broadband service areas.

In broadband services, NTT East and NTT West added a new "B FLET'S" fiber optics Internet access service, which provides access lines with a maximum speed of 100 Mbps to regular households at a comparatively low price, and expanded their service areas for both "FLET'S ADSL" and "B FLET'S." NTT East and NTT West also initiated a new service utilizing regional IP networks that facilitates diverse voice and image communications among FLET'S service customers and another new service utilizing wireless LAN technology whereby FLET'S service customers can access the same Internet access environment that they enjoy at their homes from other locations.

Turning to efforts to improve management efficiency, in addition to continuing with ongoing cost-cutting measures, NTT East and NTT West advanced structural reforms, especially personnel cost reductions from the outsourcing of major works and the diversification of employment contract formats, and radically revised their operating structures by outsourcing order-receipt and equipment maintenance works to the new regional firms established in May 2002.

As a result of these efforts, the interim operating revenues at NTT East amounted to 1,171.8 billion yen (a decrease of 8.5% versus the same period of the prior year), and the interim operating revenues at NTT West amounted to 1,103.4 billion yen (a decrease of 8.6% versus the same period of the prior year).

[NTT Communications Corporation]

During the period under review, NTT Communications increased the access speed for its OCN service, and began providing a new "OCN Videophone" service that uses VoIP technology to enable videophone and normal voice transmissions from personal computers. Overall, NTT Communications actively worked to expand its IP services, for example, by initiating its new "Hotspot" wireless LAN service (which enables PC users to enjoy broadband Internet access from established wireless service areas at hotels and other buildings) as well as a new "fee collection platform service" for the distribution of content, etc.

NTT Communications also worked to intensify the allocation of its management resources, for example, by integrating the individual customer Internet access services formerly handled by NTTPC Communications Inc. with NTT Communications' OCN services.

As a result of these efforts, NTT Communications' interim operating revenues amounted to 575.7 billion yen (a decrease of 9.7% versus the same period of the prior year).

[NTT DATA Corporation]

During the period under review, NTT DATA continued striving to provide stable services for large-scale systems, to support system updates, and to expand functions and peripheral works. NTT DATA also actively submitted proposals related to electronic government initiatives by the government of Japan and by regional government bodies. Meanwhile, NTT DATA worked to boost profit ratios in its software business by instituting comprehensive project risk management. In addition, NTT DATA actively advanced its development of new businesses including its digital signature certification service, Issuer Authorization Proxy Service, which is the first card settlement network compatible with multiple brand smart cards.

As a result of these efforts, NTT DATA's interim operating revenues amounted to 379 billion yen (an increase of 10.8% versus the same period of the prior year).

[NTT DoCoMo, Inc.]

During the period under review, NTT DoCoMo worked to promote wider use of its services, for example, by increasing the packet transmission speed and "i-appli" content size for its "i-mode" services, and by providing portable telephones equipped with cameras for its "i-shot" image transmission e-mail service.

NTT DoCoMo also worked to steadily expand the service area for its FOMA third-generation mobile communications systems services, provided dual-network services whereby the same telephone number can be used for conventional voice and FOMA transmissions, and otherwise strove to enhance customer convenience.

Meanwhile, NTT DoCoMo continued to build up its global services. NTT DoCoMo has equity in Dutch and Taiwanese carriers that began providing "i-mode" services in April and June 2002, respectively.

As a result of these efforts, NTT DoCoMo's interim operating revenues amounted to 2,384.3 billion yen (an increase of 1.9% versus the same period of the prior year).

(2) Financial Conditions

Net cash provided by operating activities for the current consolidated fiscal year amounted to 603.9 billion yen (a decrease of 330.3 billion yen, or 35.4% versus the same period of the prior year because of severance payment resulting from structural reforms) resulting from net income, depreciation and amortization costs. Net cash used in investing activities amounted to 1,068 billion yen (a decrease of 336.8 billion yen, or 24.0% from the same period of the prior year) due to acquisition of property, plant, and equipment. Net cash provided by financing activities reached 341.5 billion yen resulting from issuance of long-term debt and corporate bonds (52.1 billion yen was used in financing activities in the same period of the prior year). As a result, cash and cash equivalents at the end of the current interim period decreased by 120.9 billion yen (9.2%), to 1,198.3 billion yen.

(3) Projections for the Full Fiscal Year (Ending March 31, 2003)

While the Japanese government's various economic stimulus policies are expected to have some effect, it is not yet possible to project an optimistic outlook for the Japanese economy because of concerns over the effect of slowdown in the U.S. economy.

In the telecommunications field, with the advance of broadband and ubiquitous communications, the competition is expected to intensify among providers adopting diverse business models. The essential keys to winning this competition will likely lie in upgrading broadband services overall, including access, platforms, and content, and in improving the financial foundations that make these efforts possible.

Amid this challenging business environment, the NTT Group is actively developing its broadband business, under the holding company's Group management, by providing more diverse access, enhancing network functions, and offering more replete content transmission services. The NTT Group is also steadily expanding its international businesses, centered around IP and mobile multimedia. Furthermore, the NTT Group is implementing structural reforms such as reducing personnel costs, reviewing capital investment plans and withdrawing from unprofitable services, and otherwise solidifying its financial foundations.

As part of these efforts, NTT is actively advancing its Group management, taking advantage of its holding company format which gives NTT the mobility to flexibly invest Group company resources. NTT is providing its Group companies with necessary advice and mediation, and advancing Group efforts even more vigorously via basic research and development to support the new broadband era.

Through these activities, the NTT Group is positively developing the broadband market, reinforcing its financial foundations, and striving to maximize the enterprise value of all NTT Group companies.

Consolidated projections for the full fiscal year ending March 31, 2003 are as follows. Operating revenues are projected to reach 10,961 billion yen (a 0.6% decrease from the previous year). Income before income taxes is projected to amount to 1,269 billion yen (loss before income taxes for the previous year was 90.5 billion yen), while net income is expected to reach 205 billion yen (net loss for the previous year was 834.7 billion yen).

NTT expects to offer dividends of 5,000 yen per share of common stock for the full fiscal year ending March 31, 2003.

[Note]

The consolidated financial results forecasts above are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of the Company in light of the information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the Company's future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the Company's actual results to differ materially from the projected figures above.

                         4. Consolidated Balance Sheets
                         ==============================

                                                                         (Unit: Millions of yen)
------------------------------------------------------------------------------------------------
                                                    Year ended    Six months ended     Increase
                                                  March 31, 2002  September 30, 2002  (Decrease)
------------------------------------------------------------------------------------------------
       ASSETS
       ------

 Current assets:

      Cash and cash equivalents                       1,319,185       1,198,317        (120,868)
      Notes and accounts receivable, trade            2,164,991       1,600,876        (564,115)
      Allowance for doubtful accounts                   (43,005)        (42,123)            882
      Inventories                                       193,685         277,105          83,420
      Prepaid expenses and other current assets         652,899         664,291          11,392
    Total current assets                              4,287,755       3,698,466        (589,289)
 Property, plant and equipment:
      Telecommunications equipment                   13,503,215      13,730,919         227,704
      Telecommunications service lines               12,102,031      12,198,772          96,741
      Buildings and structures                        5,403,192       5,455,571          52,379
      Machinery, vessels and tools                    1,964,070       1,993,018          28,948
      Land                                              802,083         823,047          20,964
      Construction in progress                          391,023         398,240           7,217
      Accumulated depreciation                      (22,667,928)    (23,284,578)       (616,650)
    Total property, plant and equipment              11,497,686      11,314,989        (182,697)
 Investments and other assets:
      Investments in affiliated companies             1,258,663         477,217        (781,446)
      Marketable securities and other investments       182,771         210,285          27,514
      Intangibles, net                                1,471,149       1,413,610         (57,539)
      Goodwill, net                                     106,209          73,161         (33,048)
      Other assets                                      550,793         552,969           2,176
      Deferred income taxes                           2,069,780       2,016,467         (53,313)
    Total investments and other assets                5,639,365       4,743,709        (895,656)
-----------------------------------------------------------------------------------------------
                  TOTAL ASSETS                       21,424,806      19,757,164      (1,667,642)
-----------------------------------------------------------------------------------------------

                                                                                                   (Unit: Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                  Year ended March 31,      Six months ended           Increase (Decrease)
                                                          2002             September 30, 2002
--------------------------------------------------------------------------------------------------------------------------
  LIABILITIES AND
  ---------------
  SHAREHOLDERS'
  -------------
  EQUITY
  ------
  Current liabilities:

        Short-term borrowings                              600,505                731,323                     130,818

        Current portion of long-
        term debt                                          755,112                631,164                    (123,948)

        Accounts payable, trade                          1,415,306                913,673                    (501,633)

        Accrued payroll                                    674,867                411,313                    (263,554)

        Accrued interest                                    31,176                 26,402                      (4,774)

        Accrued taxes on income                            343,485                348,817                       5,332

        Accrued consumption tax                             74,580                 44,396                     (30,184)

        Advances received                                   50,884                 69,407                      18,523

        Other current liabilities                          186,077                263,849                      77,772

     Total current liabilities                           4,131,992              3,440,344                    (691,648)

  Long-term liabilities:

        Long-term debt                                   5,445,166              5,946,317                     501,151

        Obligations under
        capital leases                                     329,689                333,895                       4,206

        Liability for employees'
        severance payments                               3,264,791              2,130,503                  (1,134,288)

        Other long-term liabilities                        878,755                616,734                    (262,021)

     Total long-term liabilities                         9,918,401              9,027,449                    (890,952)
--------------------------------------------------------------------------------------------------------------------------
           Total liabilities                            14,050,393             12,467,793                  (1,582,600)
--------------------------------------------------------------------------------------------------------------------------
           Minority interest in
           consolidated
           subsidiaries                                  1,509,393              1,446,213                     (63,148)
--------------------------------------------------------------------------------------------------------------------------
  Common stock                                             937,950                937,950                           -

  Additional paid-in capital                             2,669,736              2,669,736                           -

  Retained earnings                                      2,181,491              2,174,311                      (7,180)

  Accumulated other
  comprehensive
  income (loss)                                             75,974                 61,450                     (14,524)

  Treasury stock                                               (99)                  (289)                       (190)
--------------------------------------------------------------------------------------------------------------------------
           Total shareholders'
           equity                                        5,865,052              5,843,158                     (21,894)
--------------------------------------------------------------------------------------------------------------------------
           TOTAL LIABILITIES
           AND
           SHAREHOLDERS'                                21,424,806             19,757,164                  (1,667,642)
--------------------------------------------------------------------------------------------------------------------------

                      5. Consolidated Statements of Income
                      ====================================

                                                                                                             (Unit: Millions of yen)
------------------------------------------------------------------------------------------------------------------------ -----------
                                                                                 Six months    Six months
                                                                                   ended          ended                   Year ended
                                                                                September 30, September 30,   Increse      March 31,
                                                                                    2001          2002       (Decrease)       2002
------------------------------------------------------------------------------------------------------------------------ -----------
  Operating revenues:
         Voice transmission services                                              3,551,041     3,381,482     (169,559)   6,996,482
           Fixed communications                                                   1,866,334     1,692,561     (173,773)   3,639,833
           Mobile communications                                                  1,684,707     1,688,921        4,214    3,356,649
         Data transmission services                                                 491,139       601,782      110,643    1,038,642
         Leased circuit                                                             250,077       238,373      (11,704)     524,326
         Sale of telecommunications equipment                                       376,854       313,587      (63,267)     706,334
         System integration                                                         373,229       351,276      (21,953)     927,656
         Other operating revenues                                                   417,584       480,991       63,407      834,313
      Total operating revenues                                                    5,459,924     5,367,491      (92,433)  11,027,753
  Operating expenses:
         Personnel                                                                1,132,415     1,028,749     (103,666)   2,371,695
         Nonpersonnel expenses                                                    2,374,729     2,062,676     (312,053)   4,841,218
         Depreciation, amortization and loss on disposal
           of property,plant and equipment                                        1,287,480     1,284,159       (3,321)   2,670,906
         Write-down of goodwill and intangible assets                               205,048        36,941     (168,107)     231,804
         Restructuring charge                                                            --            --           --      639,214
         Other operating expenses                                                   121,421       131,715       10,294      211,382
      Total operating expenses                                                    5,121,093     4,544,240     (576,853)  10,966,219
  Operating income                                                                  338,831       823,251      484,420       61,534
  Other income and expenses:
         Interest income                                                             15,991        10,477       (5,514)      30,684
         Interest and amortization of bond discounts and issue costs                (74,660)      (65,701)       8,959     (142,280)
         Others, net                                                                (30,437)        1,261       31,698      (40,396)
      Total other income and expenses                                               (89,106)      (53,963)      35,143     (151,992)
  Net income (loss) before income taxes                                             249,725       769,288      519,563      (90,458)
  Income taxes:                                                                      96,883       369,262      272,379      (73,379)
         Current                                                                    298,491       344,518       46,027      544,625
         Deferred                                                                  (201,608)       24,744      226,352     (618,004)
  Income (loss) before minority interest, equity in earnings (losses)
    of affiliated companies and cumulative effects of accounting changes            152,842       400,026      247,184      (17,079)
  Minority interest in consolidated subsidiaries                                     52,520        34,117      (18,403)        (977)
  Equity in earnings (losses) of affiliated companies                              (182,511)     (309,873)    (127,362)    (668,688)
  Income (loss) before cumulative effects of accounting changes                     (82,189)       56,036      138,225     (684,790)
  Cumulative effect of accounting changes                                          (149,882)      (22,880)     127,002     (149,882)
  Net income (loss)                                                                (232,071)       33,156      265,227     (834,672)
------------------------------------------------------------------------------------------------------------------------ -----------

               6. Consolidated Statements of Shareholders' Equity
               ==================================================

                                                         (Unit: Millions of yen)

------------------------------------------------------------------------------------------------------------------------------------
                                                         Six months ended  Six months ended                        Year ended March
                                                          September 30,       September 30,   Increase (Decrease)      31, 2002
                                                               2001             2002
------------------------------------------------------------------------------------------------------------------------------------
    Common stock:
          At beginning of year                                937,950          937,950                          -        937,950
          Issuance of common stock                                  -                -                          -              -
       At end of period                                       937,950          937,950                          -        937,950

    Additional paid-in capital:
          At beginning of year                              2,669,736        2,669,736                          -      2,669,736
          Issuance of common stock                                  -                -                          -              -
       At end of period                                     2,669,736        2,669,736                          -      2,669,736

    Retained earnings:
          At beginning of year                              3,096,836        2,181,491                   (915,345)     3,096,836
          Appropriations Cash dividends
               Cash dividends                                 (40,336)         (40,336)                         -        (40,336)
          Interim distribution
               Cash dividends                                       -                -                          -        (40,337)
          Net income (loss)                                  (232,071)          33,156                    265,227       (834,672)
          Other change                                              -                -                          -              -
       At end of period                                     2,824,429        2,174,311                   (650,118)     2,181,491

    Accumulated other comprehensive income (loss):
          At beginning of year                                 51,641           75,974                     24,333         51,641
          Other comprehensive income (loss)                     7,481          (14,524)                   (22,005)        24,333
       At end of period                                        59,122           61,450                      2,328         75,974

    Treasury stock, at cost
          At beginning of year                                     (9)             (99)                       (90)            (9)
          Net change in treasury stock                              5             (190)                      (195)           (90)
       At end of period                                            (4)            (289)                      (285)           (99)

    Shareholders' equity at end of year                     6,491,233        5,843,158                   (648,075)     5,865,052
------------------------------------------------------------------------------------------------------------------------------------
    Summary of total comprehensive income (loss):
          Net income (loss)                                  (232,071)          33,156                    265,227       (834,672)
          Other comprehensive income (loss)                     7,481          (14,524)                   (22,005)        24,333
       Total comprehensive income (loss)                     (224,590)          18,632                    243,222       (810,339)
------------------------------------------------------------------------------------------------------------------------------------

                    7. Consolidated Statements of Cash Flows
                    ========================================

                                                                                                             (Unit: millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Six months ended  Six months ended
                                                                         September 30,     September 30,   Increase     Year ended
                                                                             2001             2002       (Decrease)  March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
I   Cash flows from operating activities:

      Net income (loss)                                                  (232,071)             33,156      265,227       (834,672)

      Adjustments to reconcile net income (loss) to net cash provided by operating activities-

        Depreciation and amortization                                   1,168,452           1,201,822       33,370      2,435,587

        Deferred taxes                                                   (201,608)             24,744      226,352       (618,004)

        Minority interest in consolidated subsidiaries                     52,520              34,117      (18,403)          (977)

        Cumulative effect of accounting changes                           149,882              22,880     (127,002)       149,882

        Write-down of goodwill and intangible assets                      205,048              36,941     (168,107)       231,804

        Loss on disposal of property, plant and equipment                  79,493              65,102      (14,391)       171,918

        Equity in (earnings) losses of affiliated companies               182,511             309,873      127,362        668,688

        (Increase) decrease in notes and accounts receivable, trade       138,551             562,841      424,290         25,200

        (Increase) decrease in inventories                                (95,666)            (84,928)      10,738         28,436

        (Increase) decrease in other current assets                        19,345              17,771       (1,574)        21,224

        Increase (decrease) in accounts payable, trade and
        accrued payroll                                                  (578,547)           (588,089)      (9,542)      (248,815)

        Increase (decrease) in accrued consumption tax                    (62,543)            (30,184)      32,359        (46,029)

        Increase (decrease) in accrued interest                            (3,605)             (3,334)         271         (4,956)

        Increase (decrease) in advances received                          (19,398)             18,579       37,977        (14,169)

        Increase (decrease) in accrued taxes on income                    (35,843)              5,336       41,179          9,326

        Increase (decrease) in other current liabilities                   (4,059)             77,705       81,764        (38,227)

        Increase (decrease) in liability for employees' severance
         payments, net of deferred pension costs                           57,481          (1,132,759)  (1,190,240)       199,911

         Increase (decrease) in other long-term liabilities                33,983              (2,021)     (36,004)        53,280

         Other                                                             80,206              34,312      (45,894)       123,622
                                                                      --------------------------------------------------------------
           Net cash provided by operating activities                      934,132             603,864     (330,268)     2,313,029

II  Cash flows from investing activities:

      Payments for property, plant and equipment                       (1,121,083)           (960,602)     160,481     (2,051,676)

      Proceeds from sale of property, plant and equipment                   3,528              31,492       27,964         14,810

      Payments for purchase of investments                                (36,559)            (17,871)      18,688       (128,713)

      Proceeds from sale of marketable equity securities and
      other investments                                                     8,473              14,909        6,436         38,927

      Acquisition of intangible and other assets                         (259,180)           (135,972)     123,208       (249,068)
                                                                      --------------------------------------------------------------
           Net cash used in investing activities                       (1,404,821)         (1,068,044)     336,777     (2,375,720)

III Cash flows from financing activities:

      Proceeds from issuance of long-term debt                            756,465             764,563        8,098      1,751,665

      Payments for settlement of long-term debt                          (600,914)           (404,653)     196,261       (842,471)

      Dividends paid                                                      (40,336)            (40,336)           -        (80,673)

      Payments for acquisition of stocks from minority shareholders             -             (86,248)     (86,248)             -

      Net increase (decrease) in short-term borrowings and other         (167,325)            108,137      275,462       (371,138)
                                                                      --------------------------------------------------------------
           Net cash provided by (used in) financing activities            (52,110)            341,463      393,573        457,383

IV  Effect of exchange rate changes on cash and cash equivalents           86,766               1,849      (84,917)        23,938
                                                                      --------------------------------------------------------------
V   Net increase (decrease) in cash and cash equivalents                 (436,033)           (120,868)     315,165        418,630

VI  Cash and cash equivalents at beginning of period                      900,555           1,319,185      418,630        900,555

VII Cash and cash equivalents at end of period                            464,522           1,198,317      733,795      1,319,185
                                                                      ==============================================================
------------------------------------------------------------------------------------------------------------------------------------

Supplemental information
------------------------------------------------------------------------------------------------------------------------------------

    Cash paid during the period for:

      Interest                                                             79,389              69,956       (9,433)       145,858

      Income taxes                                                        329,708             339,186        9,478        530,663

    Capital lease obligations incurred during the period                   31,351              15,045      (16,306)        23,034
------------------------------------------------------------------------------------------------------------------------------------

Important Matters Pertaining to the Preparation of Consolidated Interim Financial Statements

The consolidated interim financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Opinions of the Accounting Principles Board, Statements of the Financial Accounting Standards Board, etc.)

1. Adoption of New Accounting Principles

Accounting for Commissions Paid to Agents

Effective April 1, 2002, NTT adopted Emerging Issues Task Force ("EITF") 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products". The adoption results in the reclassification of certain amounts previously included in non-personnel expenses as a reduction of equipment sales. Consequently, both net equipment sales and non-personnel expenses decreased by (Yen)267,900 million for the six months ended September 30, 2001, and (Yen)507,900 million for the year ended March 31, 2002. EITF01-09 also requires that reduction of revenue and corresponding expenses be recognized at the time of sales, in lieu of the date of payment, which resulted in reduction of net equipment sales and non-personnel expenses by (Yen)255,000 million and (Yen)245,000 million, respectively, for the six months ended September 30, 2002. These effects resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in NTT's statement of operations and comprehensive income (loss) by (Yen)22,900 million (net of taxes and minority interest in consolidated subsidiaries).

2. Major Accounting Policies

(1) Marketable Securities

Statement of Financial Accounting Standards("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" applies.

(2) Valuation of Inventories

Inventories have been valued according to acquisition cost, not exceeding current cost. First-in-first-out method applies to cost of telecommunication equipment, and averaging method applies to supplies.

(3) Indication and Depreciation of Property, Plant, and Equipment

Property, plant, and equipment are indicated according to acquisition cost. Depreciation is principally by declining balance method (with the exception of buildings and structures depreciated by straight line method).

(4) Goodwill and Intangible Assets

SFAS No. 142, "Goodwill and Other Intangible Assets" has been adopted.

(5) Liabilities for Employees' Severance Payments

SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits," have been adopted.

(6) Derivative Transactions

SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," and SFAS No. 138 "Accounting for Certain Derivatives Instruments and Certain Hedging Activities,an amendment of SFAS No. 133" apply.

(7) Corporate Income Taxes and Others

Corporate income taxes and others have been computed on the basis of pre-tax interim net income (loss) in the consolidated interim income statement. The tax effect of temporary disparities between book value and tax statement prices of assets and liabilities is recognized as deferred tax assets or liabilities according to the asset and liability method.

                              8.  Business segments
                              =====================
                                 (Consolidated)

1. Operating revenues                                                                         (Unit: Millions of yen)
-------------------------------------------------------------------  -----------------        -----------------------
                                                 Six months ended       Year ended      (Note)    Six months ended
                                                September 30, 2002    March 31, 2002             September 30, 2001
-------------------------------------------------------------------  -----------------        -----------------------
Regional communication services

    Customers                                        2,046,207              4,177,850                   2,062,911

    Intersegment                                       350,350                764,807                     406,348
    -----------------------------------            -----------          -------------               -------------
                     Total                           2,396,557              4,942,657                   2,469,259
--------------------------------------------------------------          -------------               -------------
Long-distance communications and
international services

    Customers                                          536,638              1,105,515                     549,450

    Intersegment                                        82,394                176,825                      93,442
    -----------------------------------            -----------          -------------               -------------
                     Total                             619,032              1,282,340                     642,892
--------------------------------------------------------------          -------------               -------------
Wireless services

    Customers                                        2,373,034              4,646,995                   2,606,520

    Intersegment                                        11,230                 12,259                       6,443
    -----------------------------------            -----------          -------------               -------------
                     Total                           2,384,264              4,659,254                   2,612,963
--------------------------------------------------------------          -------------               -------------
Data communication services

    Customers                                          294,518                699,795                     304,038

    Intersegment                                        84,579                102,172                      38,232
    -----------------------------------            -----------          -------------               -------------
                     Total                             379,097                801,967                     342,270
--------------------------------------------------------------          -------------               -------------
Other

    Customers                                          117,094                397,598                     283,519

    Intersegment                                       498,070              1,655,348                     823,688
    ----------------------------------             -----------          -------------               -------------
                     Total                             615,164              2,052,946                   1,107,207
--------------------------------------------------------------          -------------               -------------
Elimination of intersegment                         (1,026,623)            (2,711,411)                 (1,368,155)
--------------------------------------------------------------          -------------               -------------
           Consolidated total                        5,367,491             11,027,753                   5,806,438
--------------------------------------------------------------          -------------               -------------

2. Segment profit or loss                                                                     (Unit: Millions of yen)
-------------------------------------------------------------------  -----------------        -----------------------
                                                  Six months ended       Year ended     (Note)     Six months ended
                                                 September 30, 2002    March 31, 2002             September 30, 2001
-------------------------------------------------------------------  -----------------        -----------------------
Operating income

   Regional communication services                      90,446            (727,628)                    (95,512)

   Long-distance communications and
   international services                                7,886              56,472                      49,448

   Wireless services                                   639,983           1,013,874                     549,804

   Data communication services                          27,818              53,759                      23,357

   Other                                                24,428            (446,793)                    (33,319)
--------------------------------------------------------------       -------------               -------------
                 Total                                 790,561             (50,316)                    493,778

Elimination of intersegment                             32,690             111,850                      38,399
--------------------------------------------------------------       -------------               -------------
Operating income                                       823,251              61,534                     532,177
--------------------------------------------------------------       -------------               -------------

Note: Consolidated figures for the six-month period ended September 30, 2001 are shown in accordance with the Japanese GAAP because segment information under the U.S. GAAP has not been prepared. Additionally, in this consolidated fiscal period, NTT-ME Corporation, NTT Directory Services Co., and other 10 NTT Group companies have been reclassified from "Other services" to "Regional communications services," and Verio Inc. and other 11 companies have been reclassified from "Other services" to " Long-distance communications and international services."



                                                      9.Securities
                                                      ============
                                                     (Consolidated)

  1. Available-for-sale                                                                      (Unit: Millions of yen)
    --------------------------------- --------------------------- ---------------------------- ---------------------
                                               Year ended               Six months ended              Increase
                                             March 31, 2002            September 30, 2002            (Decrease)
    --------------------------------- --------------------------- ---------------------------- ---------------------

    Equity            Carrying                          59,513                       56,273                (3,240)
       securities     amounts
                      --------------  --------------------------- ---------------------------- ---------------------
                      Gross                             12,453                        9,444                (3,009)
                      unrealized
                      gains
                      --------------  --------------------------- ---------------------------- ---------------------
                      Gross
                      unrealized                           946                        1,092                   146
                      losses
                      --------------  --------------------------- ---------------------------- ---------------------
                      Fair value                        71,020                       64,625                (6,395)
                      --------------  --------------------------- ---------------------------- ---------------------
    Debt securities   Carrying                           1,984                        2,936                   952
                      amounts
                      --------------  --------------------------- ---------------------------- ---------------------
                      Gross                                128                          123                    (5)
                      unrealized
                      gains
                      --------------  --------------------------- ---------------------------- ---------------------
                      Gross
                      unrealized                             0                            9                     9
                      losses
                      --------------  --------------------------  ---------------------------- ---------------------
                      Fair value                         2,112                        3,050                   938

                      --------------  --------------------------  ---------------------------- ---------------------


2. Held-to-maturity                                                                        (Unit: Millions of yen)
    --------------------------------- --------------------------- ---------------------------- ---------------------
                                               Year ended          Six months ended September        Increase
                                             March 31, 2002                 30, 2002                (Decrease)
    --------------------------------- --------------------------- ---------------------------- ---------------------
    Debt securities   Carrying                          40,580                       37,950                (2,630)
                      amounts
                      --------------- --------------------------- ---------------------------- ---------------------
                      Gross                                487                          597                   110
                      unrealized
                      gains
                      --------------- --------------------------- ---------------------------- ---------------------
                      Gross
                      unrealized                           353                          211                  (142)
                      losses
                      --------------- --------------------------- ---------------------------- ---------------------
                      Fair value                        40,714                       38,336                (2,378)
    --------------------------------- --------------------------- ---------------------------- ---------------------

                            10.   Financial Instruments
                            ===========================
                                 (Consolidated)

                                                                                           (Unit: Millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                              Year ended                              Six months ended
                                            March 31, 2002                           September 30, 2002
                               -------------------------------------------------------------------------------------
                                 Notional       Carrying     Fair value    Notional       Carrying     Fair value
                                 principal      amounts                    principal      amounts
                                 amounts                                   amounts
--------------------------------------------------------------------------------------------------------------------
  Forward exchange contracts      79,797           (24)          (24)       57,367         4,125         4,125
--------------------------------------------------------------------------------------------------------------------
  Interest rate and currency
     swap agreements             938,567         4,288         4,288       756,450           302           302
--------------------------------------------------------------------------------------------------------------------
            Total              1,018,364         4,264         4,264       813,817         4,427         4,427
--------------------------------------------------------------------------------------------------------------------

Non-consolidated Financial Statement                           November 18, 2002
For the Six-Months Ended September 30, 2002                      [Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation
Code No.: 9432
Stock exchanges on which the Company's shares are listed: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo
Address of principal executive office: Tokyo, Japan
 (URL http://www.ntt.co.jp/ir/)
      ------------------------
Representative: Norio Wada, President
Contact: Arata Hayashi, Head of IR, Department 4/TEL (03) 5205-5581
Date of meeting of the board of directors for approval of non-consolidated financial statement: November 18, 2002
Interim dividends plan: Yes
Date of interim dividend payments commencing on: December 10, 2002
Adoption of the Unit Share System: No

1. Non-consolidated Financial Results for the Six-Months Ended September 30, 2002 (April 1, 2002-September 30, 2002)
  Amounts are rounded off per 1 million yen throughout this report.

   (1) Non-consolidated Results of Operations                                            (Millions of yen, except per share amounts)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                   Operating Revenues                  Operating Income          Recurring Profit
   ---------------------------------------------------------------------------------------------------------------------------------
      Six-months ended September 30, 2002            115,835      (29.4%)                29,009    (57.3%)         32,792   (51.2%)
      Six-months ended September 30, 2001            164,158      (17.6%)                67,935    (23.7%)         67,149   (35.6%)
   ---------------------------------------------------------------------------------------------------------------------------------
           Year ended March 31, 2002                 314,240                             79,912                    92,791
   ---------------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------
                                                       Net Income                  Earnings per Share
   -------------------------------------------------------------------------------------------------------
      Six-months ended September 30, 2002            105,382       83.2%               6,531.62      (yen)
      Six-months ended September 30, 2001             57,533      (64.3%)              3,565.88      (yen)
   -------------------------------------------------------------------------------------------------------
           Year ended March 31, 2002                  86,822                           5,381.15      (yen)
   -------------------------------------------------------------------------------------------------------
         Notes:  1. Weighted average number of shares outstanding (non-consolidated):
                                                       For the six-months ended September 30, 2002:    16,134,230 shares
                                                       For the six-months ended September 30, 2001:    16,134,590 shares
                                                       For the fiscal year ended March 31, 2002:       16,134,538 shares
                 2. Change in accounting policy        No
                 3. Percentages above represent changes compared to corresponding previous interim period.

   (2) Dividends
   --------------------------------------------------------------------------------------------------------
                                             Interim Dividends per Share        Yearly Dividends per Share
   --------------------------------------------------------------------------------------------------------
      Six-months ended September 30, 2002            2,500.00       (yen)                   -        (yen)
      Six-months ended September 30, 2001            2,500.00       (yen)                   -        (yen)
   --------------------------------------------------------------------------------------------------------
           Year ended March 31, 2002                      -         (yen)              5,000.00      (yen)
   --------------------------------------------------------------------------------------------------------

   (3) Non-consolidated Financial Position                                               (Millions of yen, except per share amounts)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                     Equity Ratio              Shareholders' Equity
                                 Total Assets       Shareholders' Equity   (Ratio of Shareholders' Equity to        per Share
                                                                                     Total Assets)
   ---------------------------------------------------------------------------------------------------------------------------------
        September 30, 2002        9,331,106             5,253,992                       56.3 %                    325,647.42  (yen)
        September 30, 2001        8,094,193             5,209,850                       64.4 %                    322,899.47  (yen)
   ---------------------------------------------------------------------------------------------------------------------------------
          March 31, 2002          8,784,648             5,188,510                       59.1 %                    321,581.10  (yen)
   ---------------------------------------------------------------------------------------------------------------------------------
         Notes: 1. Number of shares outstanding at end of period (non-consolidated):  September 30, 2002:         16,133,990 shares
                                                                                      September 30, 2001:         16,134,590 shares
                                                                                      March 31, 2002:             16,134,375 shares
                2. Number of treasury shares:                                         September 30, 2002:                600 shares
                                                                                      March 31, 2002:                    215 shares

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2003 (April 1, 2002-March 31, 2003)

                                                                                                                   (Millions of yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                 Operating     Income before                                                        Total Dividends
                                                                Net Income        ------------------------------
                                 Revenues      Income Taxes                        Year-End Dividends per Share        per Share
   ---------------------------------------------------------------------------------------------------------------------------------
    Year ending March 31, 2003     222,000         17,000          97,000                    2,500.00      (yen)     5,000.00 (yen)
   ---------------------------------------------------------------------------------------------------------------------------------

   (Reference) Expected Earnings per Share (Fiscal year ending March 31, 2003):
   6,087.62 yen
   Calculated taking into consideration the repurchase of treasury shares (200,000 shares) on October 8, 2002.
   With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 14.

     1. Non-Consolidated Comparative Balance Sheets
     ==============================================

                                                                          (Unit: Millions of yen)
-------------------------------------------------------------------------------------------------
                                            Year ended     Six months ended
                                          March 31, 2002  September 30, 2002  Increase (Decrease)

-------------------------------------------------------------------------------------------------
  ASSETS
  ------

Current assets
   Cash and bank deposits                       8,572            127,452             118,880
   Accounts receivable, trade                   1,652                271              (1,381)
   Supplies                                       384                441                  57
   Other current assets                       343,562            291,204             (52,358)
 Total current assets                         354,172            419,370              65,198

Fixed assets

 Property, plant, and equipment               242,597            232,308             (10,289)
 Intangible fixed assets                       64,810             51,578             (13,232)
 Investments and other assets

   Investment securities                    4,785,647          4,793,186               7,539

   Long-term loans receivable               3,263,848          3,769,393             505,544
   Other investments                           73,389             65,083              (8,306)
   Total investments and other assets       8,122,885          8,627,663             504,777

 Total fixed assets                         8,430,293          8,911,549             481,255

Deferred assets                                   182                186                   4

-------------------------------------------------------------------------------------------------
   TOTAL ASSETS                             8,784,648          9,331,106             546,458
-------------------------------------------------------------------------------------------------

                                                                                        (Unit: Millions of yen)
----------------------------------------------------------------------------------------------------------------
                                                         Year ended      Six months ended
                                                       March 31, 2002   September 30, 2002   Increase (Decrease)
----------------------------------------------------------------------------------------------------------------
  LIABILITIES
  -----------

Current liabilities
    Accounts payable, trade                                    11,599               3,346                (8,253)
    Current portion of corporate bonds                        154,090              70,000               (84,090)
    Current portion of long-term borrowings                    69,469              96,149                26,680
    Accrued taxes on income                                         -              26,501                26,501
    Other current liabilities                                  87,516             151,029                63,512
  Total current liabilities                                   322,675             347,025                24,350

Long-term liabilities
    Corporate bonds                                         1,779,478           1,933,748               154,270
    Long-term borrowings                                    1,463,279           1,765,694               302,415
    Liability for employees' severance payments                30,251              30,198                   (52)
    Other long-term liabilities                                   453                 447                    (6)
  Total long-term liabilities                               3,273,462           3,730,088               456,625
----------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                         3,596,138           4,077,114               480,976
----------------------------------------------------------------------------------------------------------------

  SHAREHOLDERS' EQUITY
  --------------------

Common share                                                  937,950             937,950                     -

Capital surplus
    Additional paid-in capital                              2,672,826           2,672,826                     -
  Total capital surplus                                     2,672,826           2,672,826                     -

Earned surplus
    Legal reserve                                             135,333             135,333                     -
    Voluntary reserve
      Reserve for special depreciation                         17,213              10,716                (6,497)
      Other reserve                                         1,131,000           1,131,000                     -
    Unappropriated earned surplus                             294,161             365,705                71,543
  Total earned surplus                                      1,577,708           1,642,755                65,046
Net unrealized gains or losses on securities                      125                 749                   624
Treasury stock                                                    (99)               (288)                 (189)
----------------------------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                                5,188,510           5,253,992                65,481
----------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                8,784,648           9,331,106               546,458
----------------------------------------------------------------------------------------------------------------

2. Non-Consolidated Comparative Statements of Income
====================================================

                                                                                                        (Unit: Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                     Six months ended     Six months ended
                                                       September 30,        September 30,        Increase          Year ended
                                                           2001                 2001            (Decrease)       March 31, 2002
-------------------------------------------------------------------------------------------------------------------------------
  Operating revenues                                       164,158              115,835           (48,323)            314,240

  Operating expenses                                        96,223               86,826            (9,397)            234,328

  Operating income                                          67,935               29,009           (38,926)             79,912


  Non-operating revenues                                    48,915               45,224            (3,691)            111,188

       Interest income                                      35,286               32,275            (3,010)             67,674

       Lease income                                         11,652               10,835              (817)             22,705

       Miscellaneous income                                  1,975                2,113               137              20,808

  Non-operating expenses                                    49,701               41,440            (8,260)             98,308

       Interest expenses                                     9,457               11,699             2,242              19,552

       Corporate bond interest expenses                     26,562               21,424            (5,137)             49,683

       Lease expenses                                        7,696                7,201              (495)             15,071

       Miscellaneous
       expenses                                              5,984                1,114            (4,870)             14,001

  Recurring profit                                          67,149               32,792           (34,356)             92,791


  Extraordinary profit                                           -              147,989           147,989                   -

  Net income
  before taxes                                              67,149              180,782           113,633              92,791

  Corporation,
  inhabitant, and
  enterprise taxes                                              15               79,100            79,084                 369

  Deferred tax
  expenses or benefits                                       9,600               (3,700)          (13,300)              5,600

  Net income                                                57,533              105,382            47,848              86,822

  Retained earnings at
  beginning of period                                      247,675              260,322            12,647             247,675

  Interim dividend                                               -                    -                 -              40,336

  Unappropriated net
  income                                                   305,209              365,705            60,495             294,161
-------------------------------------------------------------------------------------------------------------------------------

Important Matters Pertaining to the Preparation of Non-Consolidated Interim Financial Statement

1. Basis and methods of valuation for assets

(1) Securities

[1] Shares of subsidiaries and affiliated companies

Cost computed according to moving average method.

[2] Other securities

a. Securities with market price

Mark-to-market method based on market price as of day of balance sheet date (full amount of valuation differentials is directly transferred to shareholders' equity; cost of sale is computed according to moving average method).

b. Securities without market price

Valuation of cost is based on moving average method.

(2) Inventories

Valuation of cost of supplies is based on total average method.

2. Depreciation of Property, Plant, and Equipment

Depreciation of property, plant, and equipment is by declining balance method (with the exception of buildings and structures depreciated by straight line method). Amortization of intangible assets is by straight line method. Durable years and remaining value are based on standards provided under corporate income tax laws. Depreciation of buildings and structures which have reached their depreciation limits as determined under corporate income tax laws is carried on to the extent of real remaining value. Software used by NTT is depreciated by straight line method based on the internally determined period of useful lives.

3. Accounting of Reserves

(1) Reserves for Bad Debts

The following provisions are made to cover losses from bad debts. Reserves for general claims are based on historical bad-debt ratios. Reserves for doubtful debts and other specific claims are based on estimates of unrecoverable amounts reflecting projections of recoverability of claims.

No allocations were made to reserves during the current interim period.

(2) Reserves for Employees' Severance Payments

The following provisions are made to cover liabilities for employees' severance payments. Based on liabilities for employees' severance payments and projections of pension assets as of the end of the current year, amounts were allocated to reserves to cover liabilities recognized as of the end of the current interim period.

Unrecognized prior service cost is computed by straight line method based on employees' average remaining years of employment at time of accrual, and is charged to expenses at time of accrual.

Unrecognized actuarial differences are accounted for by straight line method based on employees' average remaining years of employment at time of accrual, and are charged to expenses beginning in the next term.

4. Accounting of Leasing Transactions

Finance lease transactions, excepting transactions involving a transfer of ownership of leased assets to leasee, are accounted for using the same method as applicable to standard lease agreements.

5. Accounting for Hedging Activities

(1) Accounting for Hedging Activities

Hedging activities are principally accounted for under the "deferral hedge accounting". Designation ("Furiate-shori") is applied to forward exchange contracts and other foreign exchange contracts, and designated "exceptional accounting" ("Tokurei-shori") to interest-rate swaps that qualify for "exceptional accounting" (footnote 14, accounting standards for financial products).

(2) Hedging Instruments and Hedged Items

[1] Hedging Instruments

Hedging instruments include forward exchange contracts, currency swaps, coupon swaps (i.e. currency swap of interest portion only), interest-rate swaps, interest-rate options, and others including combinations of the above.

[2] Hedged Items

Hedged items are assets (securities, loans, receivables, etc.) and liabilities (corporate bonds, borrowings, payables, etc.) exposed to variability of fair value or future cash flows derived from fluctuations of the exchange rate, interest rate, etc.

[3] Hedging Policy

To hedge the foreign exchange risks regarding assets and liabilities exposed to foreign exchange risks, forward exchange contracts, currency swaps, and other instruments are employed in compliance with internal formal documents.

To hedge the interest-rate risks regarding assets and liabilities exposed to interest-rate risks, interest-rate swaps and other instruments are employed in compliance with internal formal documents.

[4] Assessment of Hedge Effectiveness

At the end of the each quarter, hedge effectiveness is assessed on each hedging transaction. This quarterly assessment excludes any transaction where an important terms and conditions such as principal, interest-rate, duration are identical between hedging instruments and hedged items.

6. Accounting of Consumption Taxes

Accounting is by tax exclusion method.

Additional Information

1. Accounting for Treasury Stock Reversal of Legal Reserves

"Accounting Standard on Treasury Stock Reversal of Legal Reserves" (Accounting Standards Board of Japan Statement 1) have been applied beginning in the current interim period. This accounting change has no effect on the interim statement of income.

Pursuant to the revision of the rules concerning interim financial statements, shareholders' equity in the interim balance sheet for the current interim period is based on the revised rules for interim financial statements. Shareholders' equity for the previous end-term has been revised according to this method and indicated in the balance sheet.

Consequent to this change, for the current interim period, "Treasury Stock" previously included in "Other Current Assets" is indicated at the bottom of shareholders' equity as a deduction from shareholders' equity.

2. Application of Consolidated Tax Return System

The Company intends to apply for consolidated tax return system and the accounting and financial representation of the six months ended September 30, 2002 was prepared according to "Temporary Treatment of Tax Effect in Applying Consolidated Tax Return System (1) "(The Audit Committee of the Japanese Institute of Certified Public Accountants, October 9, 2002)

Notes to Interim Balance Sheet

1. Accumulated depreciation on property, plant, and equipment
Year ended March 31, 2001:                  199,366 million yen
Six months ended September 30, 2002:        207,640 million yen


2. In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of the company have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999. The total assets of the four companies have been pledged as general collateral for the said bonds.

3. Outstanding guarantees

Year ended March 31, 2001:                  86,350 million yen
Six months ended September 30, 2002:        83,750 million yen

Notes to Interim Statements of Income


1. Major components of operating revenues

                                                                                      (Millions of Yen)
                                             Six months ended     Six months ended        Year ended
                                            September 30, 2001   September 30, 2002     March 31, 2002
Dividends received                                44,321                10,281               78,985
Revenues from Group management                    11,956                11,023               23,912
Revenues from fundamental R&D                     98,499                91,517              196,999

2. R&D expenses included in operating expenses

                                                                                       (Millions of Yen)
                                             Six months ended      Six months ended        Year ended
                                            September 30, 2001    September 30, 2002     March 31, 2002
                                                  79,794                 75,570              202,759


3. Breakdown of extraordinary profit

                                    (Millions of Yen)

Gains on sales of investments in        147,989
affiliated company

                                  3. Securities
                                  -------------


Six months ended September 30, 2002

     Shares of subsidiaries and affiliated companies with market price

                                   Amount stated in the
                                   --------------------
                                   interim balance sheet           Fair value                Difference
                                   ---------------------           ----------                ----------
            Subsidiary shares       20,453 million yen       7,235,376 million yen     7,214,922 million yen


Year ended March 31, 2002

     Shares of subsidiaries and affiliated companies with market price

                                   Amount stated in the
                                   ---------------------
                                       balance sheet               Fair value                 Difference
                                       -------------               ----------                 ----------
            Subsidiary shares       20,678 million yen       12,141,216 million yen     12,120,537 million yen

                                      Nippon Telegraph and Telephone Corporation
                                                               November 18, 2002

                        Consolidated Statement of Income
             Half-Year Results for Fiscal Year Ended March 31, 2003

[Results of Operations]                                                                     (Billions of Yen)
--------------------------------------------------------------------------------------------------------------
                                    Six-Months Ended    Six-Months Ended      Increase       Percent Increase
                                     Sept. 30, 2002      Sept. 30, 2001      (Decrease)          (Decrease)
--------------------------------------------------------------------------------------------------------------
   Operating Revenues                    5,367.5             5,459.9           (92.4)              (1.7%)
--------------------------------------------------------------------------------------------------------------
   Operating Expenses                    4,544.2             5,121.1          (576.9)             (11.3%)
==============================================================================================================
   Operating Income                       823.3                338.8           484.4              143.0%
--------------------------------------------------------------------------------------------------------------
   Other Expenses, Net                    (54.0)               (89.1)           35.1               39.4%
==============================================================================================================
   Income before Income Taxes             769.3                249.7           519.6              208.1%
--------------------------------------------------------------------------------------------------------------
   Income Taxes                           369.3                 96.9           272.4              281.1%
--------------------------------------------------------------------------------------------------------------
   Minority Interests in Earnings
   of Consolidated Subsidiaries            34.1                 52.5           (18.4)             (35.0%)
--------------------------------------------------------------------------------------------------------------
   Equity in Net Losses of
   Affiliate                              309.9                182.5           127.4               69.8%
--------------------------------------------------------------------------------------------------------------
   Cumulative Effect of
   Accounting Changes                     (22.9)              (149.9)          127.0               84.7%
==============================================================================================================
   Net Income                              33.2               (232.1)          265.2                  -
--------------------------------------------------------------------------------------------------------------

 Note: This Consolidated Statement of Income has been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). A comparison of financial results between U.S. GAAP and Japanese GAAP is provided on page 4.

[Operating Performance of NTT and Subsidiaries]

                                                                                                                   (Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                    NTT (Holding       NTT East          NTT West             NTT           NTT DATA     NTT DoCoMo
                                       Company)                                         Communications
                                      (JPN GAAP)      (JPN GAAP)        (JPN GAAP)        (JPN GAAP)       (JPN GAAP)
                                  Non-Consolidated Non-Consolidated  Non-Consolidated  Non-Consolidated Non-Consolidated (U.S. GAAP)
-----------------------------------------------------------------------------------------------------------------------------------
   Operating Revenues                    115.8          1,171.8          1,103.4             575.7           379.0        2,384.3

     (Change from previous year)        (-48.3)         (-108.9)         (-103.4)           (-61.7)          (36.8)         (45.5)

            (% Change)                 (-29.4%)           (-8.5%)          (-8.6%)           (-9.7%)         (10.8%)         (1.9%)
-----------------------------------------------------------------------------------------------------------------------------------
   Recurring Profit                       32.7             49.3             11.0              72.9            22.4         *628.0

     (Change from previous year)       (-34.3)            (66.0)           (86.5)            (34.7)           (2.5)        (114.6)

            (% Change)                 (-51.2%)               -                -             (90.8%)         (12.7%)        (22.3%)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Equity in Net
                                                                                                                      Losses of
                                                                                                                      Affiliates
   Extraordinary Losses                  147.9             (3.3)             6.1             (76.7)              -         (309.6)

     (Change from previous year)        (147.9)            (6.1)           (17.7)           (551.7)              -        (-124.6)

            (% Change)                       -            (64.6%)              -             (87.8%)             -         (-67.4%)
-----------------------------------------------------------------------------------------------------------------------------------
   Net Income                            105.3             29.5             14.0             (12.2)           12.6            4.2

     (Change from previous year)         (47.8)           (45.2)           (65.1)           (330.0)           (1.8)        (-85.0)

            (% Change)                   (83.2%)              -                -             (96.4%)         (16.9%)       (-95.3%)
-----------------------------------------------------------------------------------------------------------------------------------

* Figures for NTT DoCoMo's recurring profit are pre-tax.

[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues

                                                                                             (Unit: Billions of Yen)
--------------------------------------------------------------------------------------------------------------------
               Service                           Six-Months Ended  Six-Months Ended    Increase   Percent Increase
                                                   Sep 30, 2002      Sep. 30, 2001    (Decrease)    (Decrease)
--------------------------------------------------------------------------------------------------------------------
    Voice Transmission Services Revenues                  768.1             853.8        (85.7)          (10.0%)
--------------------------------------------------------------------------------------------------------------------
      Telephone Services Revenues*                        557.0             622.5        (65.5)          (10.5%)
--------------------------------------------------------------------------------------------------------------------
         Monthly Charge Revenues*                         344.2             352.4         (8.2)           (2.3%)
--------------------------------------------------------------------------------------------------------------------
         Call Rates Revenues*                             159.4             201.3        (41.9)          (20.8%)
--------------------------------------------------------------------------------------------------------------------
           Interconnection Call Revenues*                  59.4              69.5        (10.0)          (14.4%)
--------------------------------------------------------------------------------------------------------------------
      ISDN Services Revenues*                             210.4             230.5        (20.1)           (8.7%)
--------------------------------------------------------------------------------------------------------------------
         Monthly Charge Revenues*                         118.3             117.4          0.8             0.7%
--------------------------------------------------------------------------------------------------------------------
    Data Transmission Services Revenues                    20.7              12.4          8.3            66.6%
--------------------------------------------------------------------------------------------------------------------
    Leased Circuit Services Revenues                      132.6             136.4         (3.7)           (2.8%)
--------------------------------------------------------------------------------------------------------------------
    Telegram Services Revenues                             17.0              18.3         (1.3)           (7.4%)
--------------------------------------------------------------------------------------------------------------------
    Other Telecommunications Services Revenues             89.2              90.1         (0.8)           (1.0%)
--------------------------------------------------------------------------------------------------------------------
    Related Business Revenues                              75.6              95.6        (19.9)          (20.9%)
--------------------------------------------------------------------------------------------------------------------
                  Total                                 1,103.4           1,206.9       (103.4)           (8.6%)
--------------------------------------------------------------------------------------------------------------------
         IP Services Revenues*                             29.0              12.9         16.0           123.8%
--------------------------------------------------------------------------------------------------------------------

* Listed again

(2) Operating Expenses

                                                                                             (Unit: Billions of Yen)
--------------------------------------------------------------------------------------------------------------------
               Details                           Six-Months Ended  Six-Months Ended    Increase   Percent Increase
                                                   Sep 30, 2002      Sep. 30, 2001    (Decrease)    (Decrease)
--------------------------------------------------------------------------------------------------------------------
    Personnel                                             145.8             324.0       (178.1)          (55.0%)
--------------------------------------------------------------------------------------------------------------------
    Cost of Supplies                                      614.5             580.9         33.6             5.8%
--------------------------------------------------------------------------------------------------------------------
    Service Fees for Subcontractors                         8.8               9.9         (1.1)          (11.4%)
--------------------------------------------------------------------------------------------------------------------
    Depreciation                                          251.0             290.8        (39.7)          (13.7%)
--------------------------------------------------------------------------------------------------------------------
    Retirement of Fixed Assets                             27.6              23.0          4.5            19.9%
--------------------------------------------------------------------------------------------------------------------
    Miscellaneous Taxes                                    47.7              47.9         (0.2)           (0.4%)
--------------------------------------------------------------------------------------------------------------------
                  Total                                 1,095.7           1,276.8       (181.1)          (14.2%)
--------------------------------------------------------------------------------------------------------------------

[Assets, Liabilities and Shareholders' Equity]

                                                                                            (Unit: Billions of Yen)
-------------------------------------------------------------------------------------------------------------------
                                                                                       Increase    Percent Increase
                 Details                            Sept. 30, 2002   March 31, 2002   (Decrease)     (Decrease)
-------------------------------------------------------------------------------------------------------------------
   Fixed Assets                                          3,888.1         4,053.6        (165.5)         (4.1%)
   Current Assets                                          675.0         1,042.6        (367.6)        (35.3%)
Total Assets                                             4,563.1         5,096.3        (533.2)        (10.5%)
-------------------------------------------------------------------------------------------------------------------
   Long-Term Liabilities                                 2,510.9         2,792.1        (281.2)        (10.1%)
   Current Liabilities                                     557.1           822.2        (265.1)        (32.2%)
Total Liabilities                                        3,068.0         3,614.4        (546.3)        (15.1%)
   Interest-Bearing Liabilities*                         1,772.3         1,438.7         333.5          23.2%
-------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                     1,495.0         1,481.9          13.1           0.9%
-------------------------------------------------------------------------------------------------------------------
Total of Liabilities and Shareholders' Equity            4,563.1         5,096.3        (533.2)        (10.5%)
-------------------------------------------------------------------------------------------------------------------

* Listed again

[Cash Flows]

                                                                   (Unit: Billions of Yen)
------------------------------------------------------------------------------------------

                      Details                              Six-Months Ended Sept. 30, 2002
------------------------------------------------------------------------------------------
I.   Cash Flows from Operating Activities                               (499.3)
------------------------------------------------------------------------------------------
II.  Cash Flows from Investing Activities                               (164.3)
------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities                                333.5
------------------------------------------------------------------------------------------
IV.  Cash and Cash Equivalents at End of Last Year                       473.6
------------------------------------------------------------------------------------------
V.   Cash and Cash Equivalents at End of Period
     ------------------------------------------                          143.5
                 (IV + I + II + III)
------------------------------------------------------------------------------------------

[Reference]


1.Number of Subscriber Lines
----------------------------------------------------------------------------------------------------------------------------------
                    Details                          Sept. 30, 2002        Sept. 30, 2001       Increase     Percent Increase
                                                                                               (Decrease)     (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
     Number of Telephone Subscriber Lines(1,000)         25,559                 25,903               (343)       (1.3%)
----------------------------------------------------------------------------------------------------------------------------------
     Number of ISDN Subscriber Lines(1,000)               5,130                  5,371               (241)       (4.5%)
----------------------------------------------------------------------------------------------------------------------------------
  Number of Subscriber Lines                             30,689                 31,274               (584)       (1.9%)
----------------------------------------------------------------------------------------------------------------------------------

Notes: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
          (Subscriber Telephone Light Plan is included.)

       2. "Number of ISDN Subscriber Lines"(consisting of INS-Net 64,INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.

2. Number of Employees

                                                                                                             (Unit: Employees)
----------------------------------------------------------------------------------------------------------------------------------
                    Details                          Sept. 30, 2002        Sept. 30, 2001       Increase     Percent Increase
                                                                                               (Decrease)       (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
        Number of Employees                               15,350                  57,100         (41,750)       (73.1%)
----------------------------------------------------------------------------------------------------------------------------------

3.Capital Expenditures

                                                                                                           (Unit: Billions of Yen)
----------------------------------------------------------------------------------------------------------------------------------
                    Details                          Six-Months Ended      Six-Months Ended,   Increase      Percent Increase
                                                      Sept. 30, 2002        Sept. 30, 2001    (Decrease)        (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
        Capital Expenditures                              145.5                    194.1           (48.5)       (25.0%)
----------------------------------------------------------------------------------------------------------------------------------

                                 Nippon Telegraph and Telephone East Corporation
                                                               November 18, 2002

                      Non-Consolidated Statement of Income
              Interim Results for Fiscal Year Ending March 31, 2003
                    (Based on Japanese Accounting Principles)

[Profit and Loss]
                                                                                                      (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------
    Details                         Six-Months Ended           Six-Months Ended           Increase        Percent Increase
                                     Sept. 30, 2002             Sept. 30, 2001           (Decrease)           (Decrease)
-----------------------------------------------------------------------------------------------------------------------------
    Operating Revenues                 1,171.8                   1,280.8                   (108.9)               (8.5%)
-----------------------------------------------------------------------------------------------------------------------------
    Operating Expenses                 1,130.9                   1,296.1                   (165.2)              (12.7%)
-----------------------------------------------------------------------------------------------------------------------------
     Operating Income                     40.9                     (15.2)                    56.2                   -
-----------------------------------------------------------------------------------------------------------------------------
   Non-Operating Income                    8.3                      (1.4)                     9.8                   -
-----------------------------------------------------------------------------------------------------------------------------
     Recurring Profit                     49.3                     (16.6)                    66.0                   -
-----------------------------------------------------------------------------------------------------------------------------
    Extraordinary Loss                     3.3                       9.5                     (6.1)              (64.6%)
-----------------------------------------------------------------------------------------------------------------------------
    Income Before Taxes                   46.0                     (26.1)                    72.1                   -
-----------------------------------------------------------------------------------------------------------------------------
      Income Taxes                        16.4                     (10.4)                    26.9                   -
-----------------------------------------------------------------------------------------------------------------------------
       Net Income                         29.5                     (15.6)                    45.2                   -
-----------------------------------------------------------------------------------------------------------------------------

Note: Extraordinary loss includes loss from installment payment to cover the cumulative effect of the change in accounting principles for severance indemnities.

[Projection for Fiscal Year Ending March 31, 2003]
                                                                                                      (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------
        Details                     Fiscal Year Ending         Fiscal Year Ended          Increase        Percent Increase
                                    March 31, 2003              March 31, 2002           (Decrease)           (Decrease)
-----------------------------------------------------------------------------------------------------------------------------
    Operating Revenues                 2,324.0                   2,573.6                   (249.6)               (9.7%)
-----------------------------------------------------------------------------------------------------------------------------
     Operating Income                     37.0                       4.5                     32.4               721.1%
-----------------------------------------------------------------------------------------------------------------------------
     Recurring Profit                     44.0                       7.5                     36.4               485.9%
-----------------------------------------------------------------------------------------------------------------------------
       Net Income                         21.0                    (186.7)                   207.7                   -
-----------------------------------------------------------------------------------------------------------------------------

[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues


                                                                                                 (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------
                   Service                           Six-Months Ended  Six-Months Ended    Increase   Percent Increase
                                                       Sep 30, 2002      Sep. 30, 2001    (Decrease)    (Decrease)
------------------------------------------------------------------------------------------------------------------------
    Voice Transmission Services Revenues                    806.7            897.2           (90.5)       (10.1%)
------------------------------------------------------------------------------------------------------------------------
       Telephone Services Revenues*                         566.9            630.7           (63.8)       (10.1%)
------------------------------------------------------------------------------------------------------------------------
           Monthly Charge Revenues*                         347.8            355.3            (7.4)        (2.1%)
------------------------------------------------------------------------------------------------------------------------
           Call Rates Revenues*                             163.4            204.1           (40.7)       (20.0%)
------------------------------------------------------------------------------------------------------------------------
               Interconnection Call Revenues*                69.2             79.5           (10.3)       (13.0%)
------------------------------------------------------------------------------------------------------------------------
       ISDN Services Revenues*                              239.4            266.0           (26.6)       (10.0%)
------------------------------------------------------------------------------------------------------------------------
    Data Transmission Services Revenues                      24.9             13.2            11.7         88.7%
------------------------------------------------------------------------------------------------------------------------
    Leased Circuit Services Revenues                        168.0            176.4            (8.3)        (4.7%)
------------------------------------------------------------------------------------------------------------------------
       High-Speed Digital Circuits Services Revenues*        62.7             69.0            (6.2)        (9.0%)
------------------------------------------------------------------------------------------------------------------------
    Telegram Services Revenues                               15.6             16.7            (1.1)        (6.9%)
------------------------------------------------------------------------------------------------------------------------
    Other Telecommunications Services Revenues               77.3             75.6             1.7          2.3%
------------------------------------------------------------------------------------------------------------------------
    Related Business Revenues                                79.0            101.4           (22.3)       (22.0%)
------------------------------------------------------------------------------------------------------------------------
                 Total                                    1,171.8          1,280.8          (108.9)        (8.5%)
------------------------------------------------------------------------------------------------------------------------
       (Reference) IP Services Revenues                      36.9             14.2            22.7        159.2%
------------------------------------------------------------------------------------------------------------------------


* Listed again

(2) Operating Expenses


                                                                                                 (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------
                    Details                          Six-Months Ended  Six-Months Ended    Increase   Percent Increase
                                                       Sep 30, 2002      Sep. 30, 2001    (Decrease)    (Decrease)
------------------------------------------------------------------------------------------------------------------------
 Personnel                                                  157.3            300.6          (143.2)       (47.6%)
------------------------------------------------------------------------------------------------------------------------
 Cost of Supplies                                           625.5            611.5            14.0          2.3%
------------------------------------------------------------------------------------------------------------------------
 Service Fees for Subcontractors                              8.9             10.0            (1.0)       (10.9%)
------------------------------------------------------------------------------------------------------------------------
 Depreciation                                               258.9            306.4           (47.5)       (15.5%)
------------------------------------------------------------------------------------------------------------------------
 Retirement of Fixed Assets                                  34.7             21.0            13.7         65.4%
------------------------------------------------------------------------------------------------------------------------
 Miscellaneous Taxes                                         45.1             46.3            (1.1)        (2.5%)
------------------------------------------------------------------------------------------------------------------------
                 Total                                    1,130.9          1,296.1          (165.2)       (12.7%)
------------------------------------------------------------------------------------------------------------------------
(Reference) Non-Operating Expenses                           24.3             22.8             1.4          6.5%
------------------------------------------------------------------------------------------------------------------------
 Financial Expenses*                                         11.5             13.4            (1.8)       (14.1%)
------------------------------------------------------------------------------------------------------------------------

* Listed again

------------------------------------------------------------------------------------------------------------------------------------
[Assets, Liabilities and Shareholders' Equity]
                                                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Increase         Percent Increase
                        Details                             Sept. 30, 2002   March 31, 2002    (Decrease)          (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
          Fixed Assets                                           3,904.7         4,102.5          (197.8)             (4.8%)
          Current Assets                                           684.1           840.4          (156.2)            (18.6%)
       Total Assets                                              4,588.9         4,943.0          (354.0)             (7.2%)
------------------------------------------------------------------------------------------------------------------------------------
          Long-Term Liabilities                                  2,007.9         2,403.1          (395.2)            (16.4%)
          Current Liabilities                                      715.3           703.6            11.6               1.7%
       Total Liabilities                                         2,723.2         3,106.8          (383.5)            (12.3%)
       Interest-Bearing Liabilities*                             1,473.1         1,115.9           357.1              32.0%
------------------------------------------------------------------------------------------------------------------------------------
       Shareholders' Equity                                      1,865.6         1,836.1            29.4               1.6%
------------------------------------------------------------------------------------------------------------------------------------
       Total of Liabilities and Shareholders' Equity             4,588.9         4,943.0          (354.0)             (7.2%)
------------------------------------------------------------------------------------------------------------------------------------
* Listed again

[Cash Flows]
                                                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                             Six-Months Ended Six-Months Ended    Increase       Percent Increase
                       Details                                Sept. 30, 2002   Sept. 30, 2001    (Decrease)         (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
  I.   Cash Flows from Operating Activities                       (297.0)          (43.6)         (253.3)                 -
------------------------------------------------------------------------------------------------------------------------------------
  II.  Cash Flows from Investing Activities                       (155.4)         (190.8)           35.3                  -
------------------------------------------------------------------------------------------------------------------------------------
  III. Cash Flows from Financing Activities                        357.1            85.4           271.7                  -
------------------------------------------------------------------------------------------------------------------------------------
  IV.  Net Increase (Decrease) in Cash and Cash Equivalents        (95.4)         (149.1)           53.7                  -
------------------------------------------------------------------------------------------------------------------------------------
  V.   Cash and Cash Equivalents at Beginning of Period            250.5           201.5            48.9               24.3%
------------------------------------------------------------------------------------------------------------------------------------
  VI.  Cash and Cash Equivalents at End of Period                  155.1            52.4           102.6              195.6%
------------------------------------------------------------------------------------------------------------------------------------

[Reference]
  1. Number of Subscriber Lines

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Increase       Percent Increase
                       Details                              Sept. 30, 2002  Sept. 30, 2001       (Decrease)          (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
       Number of Telephone Subscriber Lines(1,000)                25,045          25,297            (252)              (1.0%)
------------------------------------------------------------------------------------------------------------------------------------
       Number of ISDN Subscriber Lines(1,000)                      5,607           5,983            (376)              (6.3%)
------------------------------------------------------------------------------------------------------------------------------------
   Number of Subscriber Lines                                     30,652          31,280            (628)              (2.0%)
------------------------------------------------------------------------------------------------------------------------------------

  Note: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
           (Subscriber Telephone Light Plan is included.)

        2. "Number of ISDN Subscriber Lines"(consisting of INS-Net 64,INS-Net
           1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.

  2. Number of Employees

                                                                                                                (Unit: Employees)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Increase        Percent Increase
                 Details                                     Sept. 30, 2002  Sept. 30, 2001     (Decrease)          (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
       Number of Employees                                        19,750          52,700         (32,950)             (62.5%)
------------------------------------------------------------------------------------------------------------------------------------
  Note: Figures in the Increase (Decrease) column include roughly 27,000 personnel transferred to outsourcing companies due to structural reforms.

  3. Capital Expenditures

                                                                                                             (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                              Six-Months Ended Six-Months Ended    Increase       Percent Increase
                     Details                                   Sept. 30, 2002   Sept. 30, 2001    (Decrease)         (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
       Capital Expenditures                                        137.8           141.5            (3.7)              (2.6%)
------------------------------------------------------------------------------------------------------------------------------------

                                 Nippon Telegraph and Telephone West Corporation
                                                              November  18, 2002

                      Non-Consolidated Statement of Income
              Interim Results for Fiscal Year Ending March 31, 2003
                    (Based on Japanese Accounting Principles)

[Profit and Loss]
                                                                                                (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------
                                               Six-Months Ended         Six-Months Ended           Percent Increase
            Details                             Sept. 30, 2002           Sept. 30, 2001                (Decrease)
------------------------------------------------------------------------------------------------------------------------
       Operating Revenues                          1,103.4                  1,206.9                       (8.6%)
                                                                                                        (103.4)
------------------------------------------------------------------------------------------------------------------------
       Operating Expenses                          1,095.7                  1,276.8                      (14.2%)
                                                                                                        (181.1)
------------------------------------------------------------------------------------------------------------------------
        Operating Income                               7.7                    (69.8)                      77.6
------------------------------------------------------------------------------------------------------------------------
      Non-Operating Income                             3.3                     (5.6)                       8.9
------------------------------------------------------------------------------------------------------------------------
        Recurring Profit                              11.0                    (75.5)                      86.5
------------------------------------------------------------------------------------------------------------------------
      Extraordinary Profit                             9.6                       --                        9.6
------------------------------------------------------------------------------------------------------------------------
       Extraordinary Loss                              3.5                     11.6                       (8.0)
------------------------------------------------------------------------------------------------------------------------
      Income Before Taxes                             17.1                    (87.1)                     104.3
------------------------------------------------------------------------------------------------------------------------
          Income Taxes                                 3.0                    (36.0)                      39.1
------------------------------------------------------------------------------------------------------------------------
           Net Income                                 14.0                    (51.1)                      65.1
------------------------------------------------------------------------------------------------------------------------
Notes: 1. Extraordinary profit includes gain from sale of fixed assets.
       2. Extraordinary loss includes loss from installment payment to cover the cumulative effect of the change in accounting principles for severance indemnities.

[Projection for Fiscal Year Ending March 31, 2003]
                                                                                                 (Unit: Billions of Yen)
------------------------------------------------------------------------------------------------------------------------
              Details                      Operating Revenues     Operating Income     Recurring Profit    Net Income
------------------------------------------------------------------------------------------------------------------------
  Projection for Fiscal Year Ending
           March 31, 2003                       2,212.0,                 0.0                  0.0             11.0
------------------------------------------------------------------------------------------------------------------------

[Breakdown of Operating Revenues and Operating Expenses]

(1) Operating Revenues

                                                                                                  (Unit: Billions of Yen)
-------------------------------------------------------------------------------------------------------------------------
                                               Six-Months Ended   Six-Months Ended    Increase        Percent Increase
                 Service                        Sept. 30, 2002     Sept. 30, 2001    (Decrease)          (Decrease)
-------------------------------------------------------------------------------------------------------------------------
Voice Transmission Services Revenues                    768.1             853.8         (85.7)             (10.0%)
-------------------------------------------------------------------------------------------------------------------------
  Telephone Services Revenues*                          557.0             622.5         (65.5)             (10.5%)
-------------------------------------------------------------------------------------------------------------------------
    Monthly Charge Revenues*                            344.2             352.4          (8.2)              (2.3%)
-------------------------------------------------------------------------------------------------------------------------
    Call Rates Revenues*                                159.4             201.3         (41.9)             (20.8%)
-------------------------------------------------------------------------------------------------------------------------
      Interconnection Call Revenues*                     59.4              69.5         (10.0)             (14.4%)
-------------------------------------------------------------------------------------------------------------------------
  ISDN Services Revenues*                               210.4             230.5         (20.1)              (8.7%)
-------------------------------------------------------------------------------------------------------------------------
    Monthly Charge Revenues*                            118.3             117.4           0.8                0.7%
-------------------------------------------------------------------------------------------------------------------------
Data Transmission Services Revenues                      20.7              12.4           8.3               66.6%
-------------------------------------------------------------------------------------------------------------------------
Leased Circuit Services Revenues                        132.6             136.4          (3.7)              (2.8%)
-------------------------------------------------------------------------------------------------------------------------
Telegram Services Revenues                               17.0              18.3          (1.3)              (7.4%)
-------------------------------------------------------------------------------------------------------------------------
Other Telecommunications Services Revenues               89.2              90.1          (0.8)              (1.0%)
-------------------------------------------------------------------------------------------------------------------------
Related Business Revenues                                75.6              95.6         (19.9)             (20.9%)
-------------------------------------------------------------------------------------------------------------------------
            Total                                     1,103.4           1,206.9        (103.4)              (8.6%)
-------------------------------------------------------------------------------------------------------------------------
  IP Services Revenues*                                  29.0              12.9          16.0              123.8%
-------------------------------------------------------------------------------------------------------------------------

   * Listed again



(2) Operating Expenses

                                                                                                  (Unit: Billions of Yen)
-------------------------------------------------------------------------------------------------------------------------
                                               Six-Months Ended   Six-Months Ended    Increase        Percent Increase
                 Details                        Sept. 30, 2002     Sept. 30, 2001    (Decrease)          (Decrease)
-------------------------------------------------------------------------------------------------------------------------
Personnel                                               145.8             324.0        (178.1)             (55.0%)
-------------------------------------------------------------------------------------------------------------------------
Cost of Supplies                                        614.5             580.9          33.6                5.8%
-------------------------------------------------------------------------------------------------------------------------
Service Fees for Subcontractors                           8.8               9.9          (1.1)             (11.4%)
-------------------------------------------------------------------------------------------------------------------------
Depreciation                                            251.0             290.8         (39.7)             (13.7%)
-------------------------------------------------------------------------------------------------------------------------
Retirement of Fixed Assets                               27.6              23.0           4.5               19.9%
-------------------------------------------------------------------------------------------------------------------------
Miscellaneous Taxes                                      47.7              47.9          (0.2)              (0.4%)
-------------------------------------------------------------------------------------------------------------------------
            Total                                     1,095.7           1,276.8        (181.1)             (14.2%)
-------------------------------------------------------------------------------------------------------------------------

[Assets,Liabilities and Shareholders' Equity]

                                                                                                            (Unit: Billions of Yen)
----------------------------------------------------------------------------------------------------------------------------------

                                                                                               Increase     Percent Increase
                 Details                                  Sept. 30, 2002     March 31, 2002    (Decrease)       (Decrease)
----------------------------------------------------------------------------------------------------------------------------------
         Fixed Assets                                         3,888.1             4,053.6        (165.5)           (4.1%)
----------------------------------------------------------------------------------------------------------------------------------
         Current Assets                                         675.0             1,042.6        (367.6)          (35.3%)
----------------------------------------------------------------------------------------------------------------------------------
     Total Assets                                             4,563.1             5,096.3        (533.2)          (10.5%)
----------------------------------------------------------------------------------------------------------------------------------
         Long-Term Liabilities                                2,510.9             2,792.1        (281.2)          (10.1%)
----------------------------------------------------------------------------------------------------------------------------------
         Current Liabilities                                    557.1               822.2        (265.1)          (32.2%)
----------------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                        3,068.0             3,614.4        (546.3)          (15.1%)
----------------------------------------------------------------------------------------------------------------------------------
         Interest-Bearing Liabilities*                        1,772.3             1,438.7         333.5            23.2%
----------------------------------------------------------------------------------------------------------------------------------
     Shareholders' Equity                                     1,495.0             1,481.9          13.1             0.9%
----------------------------------------------------------------------------------------------------------------------------------
     Total of Liabilities and Shareholders' Equity            4,563.1             5,096.3        (533.2)          (10.5%)
----------------------------------------------------------------------------------------------------------------------------------

* Listed again

[Cash Flows]

                                                                 (Unit: Billions of Yen)
----------------------------------------------------------------------------------------
               Details                                  Six-Months Ended Sept. 30, 2002
---------------------------------------------------------------------------------------
 I.   Cash Flows from Operating Activities                        (499.3)
---------------------------------------------------------------------------------------
 II.  Cash Flows from Investing Activities                        (164.3)
---------------------------------------------------------------------------------------
 III. Cash Flows from Financing Activities                         333.5
---------------------------------------------------------------------------------------
 IV.  Cash and Cash Equivalents at End of Last Year                473.6
---------------------------------------------------------------------------------------
 V.   Cash and Cash Equivalents at End of Period                   143.5
                (IV+I+II+III)
---------------------------------------------------------------------------------------

[Reference]

1. Number of Subscriber Lines


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Increase         Percent Increase
             Details                             Sept. 30, 2002         Sept. 30, 2001         (Decrease)           (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
 Number of Telephone Subscriber Lines(1,000)         25,559                25,903                (343)                (1.3%)
-----------------------------------------------------------------------------------------------------------------------------------
 Number of ISDN Subscriber Lines(1,000)               5,130                 5,371                (241)                (4.5%)
-----------------------------------------------------------------------------------------------------------------------------------
 Number of Subscriber Lines                          30,689                31,274                (584)                (1.9%)
-----------------------------------------------------------------------------------------------------------------------------------

 Notes: 1. "Number of Telephone Subscriber Lines" is the total of individual lines and central station lines.
           (Subscriber Telephone Light Plan is included.)
        2. "Number of ISDN Subscriber Lines" (consisting of INS-Net 64,INS-Net 1500 and INS-Net 64 Light) is calculated in terms of INS-Net64.


2. Number of Employees

                                                                                                                  (Unit: Employees)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Increase          Percent Increase
             Details                             Sept. 30, 2002         Sept. 30, 2001        (Decrease)            (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
 Number of Employees                                 15,350                57,100             (41,750)               (73.1%)
-----------------------------------------------------------------------------------------------------------------------------------

3. Capital Expenditures

                                                                                                            (Unit: Billions of Yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                Six-Months Ended       Six-Months Ended        Increase          Percent Increase
             Details                              Sept.30, 2002         Sept. 30, 2001        (Decrease)            (Decrease)
-----------------------------------------------------------------------------------------------------------------------------------
 Capital Expenditures                                 145.5                 194.1               (48.5)               (25.0%)
-----------------------------------------------------------------------------------------------------------------------------------

                                                               November 18, 2002
                                                  NTT Communications Corporation

                      NON-CONSOLIDATED STATEMENT OF INCOME
                    (Based on Japanese accounting principles)


                                                                                     Billions of Yen
                                                                                     ---------------

                               Six Months Ended   Six Months Ended    Increase         %Increase

                                Sept. 30, 2002     Sept. 30, 2001    (Decrease)        (Decrease)
                                --------------     --------------     --------          --------
Operating Revenues                     575.7             637.4          (61.7)            (9.7%)

Operating Expenses                     500.8             599.6          (98.8)           (16.5%)

Operating Income                        74.8              37.8           37.0             98.0%

Non-Operating Income                    (1.9)              0.4           (2.3)               -

Recurring Profit                        72.9              38.2           34.7             90.8%

Extraordinary Loss                      76.7             628.5         (551.7)           (87.8%)

Loss before Taxes                        3.8             590.3         (586.5)           (99.4%)

Income Taxes                             8.4            (247.9)         256.4                -

Net Loss                                12.2             342.3         (330.0)           (96.4%)

Notes:

1. Fractions are rounded down.

2. Extraordinary loss: Verio Inc.: 56.5 billion yen; PLDT Company: 19.0 billion yen; Others: 1.1 billion yen


                    PROJECTION FOR YEAR ENDING MARCH 31, 2003
                    (Based on Japanese accounting principles)

                                                                                                  Billions of Yen
                                                                                                  ---------------

                                                                                  Increase           %Increase

                                       After Amendment     Before Amendment      (Decrease)          (Decrease)
                                       ---------------     ----------------      ----------          ----------
Operating Revenues                         1,173.0              1,242.0            (69.0)              (5.6%)

Operating Income                             105.0                 85.0             20.0               23.5%

Recurring Profit                              99.0                 78.0             21.0               26.9%

Net Income                                     1.0                 45.0            (44.0)             (97.8%)

Note: Fractions are rounded down.

             BREAKDOWN OF OPERATING REVENUES AND OPERATING EXPENSES
                    (Based on Japanese accounting principles)

                                                                                                       Billions of Yen
                                                                                                       ---------------

                                                     Six Months Ended   Six Months Ended      Increase      %Increase

                                                      Sept. 30, 2002     Sept. 30, 2001      (Decrease)     (Decrease)
                                                      --------------     --------------      ----------     ----------
OPERATING REVENUES

Voice Transmission Services                                    263.5             316.7          (53.1)       (16.8%)

    Major Item:

    Telephone Services Revenues                                155.4             189.6          (34.2)       (18.0%)

Data Transmission Services Revenues                            151.0             146.5            4.4          3.1%

    Major Items:

    Open Computer Network Services Revenues                     57.5              49.2            8.2         16.7%

    Frame-Relay Services Revenues                               30.1              33.2           (3.0)        (9.2%)

    Packet-Exchange Services Revenues                           26.7              40.8          (14.1)       (34.6%)

Leased-Circuit Services Revenues                               107.1             113.3           (6.1)        (5.4%)

    Major Items:

    Conventional Leased-Circuit Services Revenues               11.6              15.9           (4.2)       (26.8%)

    High-Speed Digital Circuits Services Revenues               45.3              47.0           (1.6)        (3.6%)

Other Telecommunications Services Revenues                       2.6               2.3            0.2         11.8%

Related-Business Revenues                                       51.2              58.4           (7.1)       (12.3%)

Total                                                          575.7             637.4          (61.7)        (9.7%)


OPERATING EXPENSES


Personnel                                                       44.2              43.8            0.3          0.8%

Cost of Supplies                                               224.5             276.4          (51.9)       (18.8%)

Depreciation                                                    64.6              65.2           (0.6)        (0.9%)

Retirement of Fixed Assets                                       5.2               3.1            2.0         66.5%

Communication Network Charges                                  156.3             205.0          (48.7)       (23.8%)

Miscellaneous Taxes                                              5.8               5.8            0.0          0.0%

Total                                                          500.8             599.6          (98.8)       (16.5%)



Reference:

Non-Operating Expenses                                          14.4              18.4           (4.0)       (21.7%)

Major Item:

Financial Expenses                                               8.0              12.6           (4.6)       (36.6%)


Note: Fractions are rounded down.

                                  BALANCE SHEET
                    (Based on Japanese accounting principles)

                                                                                              Billions of Yen
                                                                                              ---------------
                                                                                   Increase     % Increase
                                        Sept. 30, 2002        March. 31, 2002     (Decrease)     (Decrease)
                                        --------------        ---------------     ----------     ----------
ASSETS
Fixed Assets                                    1,345.8             1,399.4           (53.5)          (3.8%)
Current Assets                                    318.0               393.7           (75.7)         (19.2%)
Total Assets                                    1,663.8             1,793.1          (129.2)          (7.2%)

LIABILITIES
Long-Term Liabilities                           1,119.1             1,090.8            28.3             2.6%
Current Liabilities                               226.3               371.3          (144.9)         (39.0%)
Total Liabilities                               1,345.5             1,462.1          (116.5)          (8.0%)
   Major Item:
   Interest-Bearing Liabilities                 1,072.7             1,064.7             8.0             0.8%

SHAREHOLDERS' EQUITY                              318.3               331.0           (12.6)          (3.8%)

TOTAL OF LIABILITIES AND                        1,663.8             1,793.1          (129.2)          (7.2%)
SHAREHOLDERS' EQUITY

Note: Fractions are rounded down.

                                   CASH FLOWS
                    (Based on Japanese accounting principles)

                                                                                             Billions of Yen
                                                                                             ----------------
                                                   Six Months Ended     Six Months Ended        Increase
                                                    Sept. 30, 2002       Sept. 30, 2001        (Decrease)
                                                    --------------       --------------        ----------
Cash Flows from Operating Activities                      82.9                143.5               (60.5)
Cash Flows from Investing Activities                     (90.9)              (126.5)               35.5
Cash Flows from Financing Activities                       7.3                  3.8                 3.4
Cash and Cash Equivalents at End of Period               109.4                 61.3                48.0

Reference
1.  Number of Employees
                                                                                      Increase       % Increase
                                         Sept. 30, 2002         Sept. 30, 2001       (Decrease)      (Decrease)
                                         --------------         --------------       ----------      ----------
                                               7,550                 7,500               50               0.7%
2.  Capital Expenditures

                                                                                                    Billions of Yen
                                         Six Months Ended       Six Months Ended       Increase       % Increase
                                          Sept. 30, 2002         Sept. 30, 2001       (Decrease)      (Decrease)
                                          --------------         --------------       ----------      ----------
                                                47.2                  54.1             (6.9)            (12.7%)
3.  Management Index
                                                                                     % Increase
     EBITDA margin                       Sept. 30, 2002        March. 31,2002        (Decrease)
                                         --------------        --------------        ----------

                                                25.2                  17.4                7.8

 Note: EBITDA margin = { Operating Income + (Depreciation + Loss on Retirement)}
                       / Operating Revenues